UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

8100 South Mitchell Road

Eden Prairie, MN 55344-2488

Robinson Companies

Retirement Plan

Financial Statements for the Years Ended

December 31, 2003 and 2002, Supplemental

Schedule as of December 31, 2003, and

Report of Independent Registered Public

Accounting Firm

ROBINSON COMPANIES RETIREMENT PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:

Statements of Net Assets Available for Benefits
2
Statements of Changes in Net Assets Available for Benefits
3
Notes to Financial Statements
4
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500—

Schedule H, Part IV, Line 4i—Schedule of Assets (Held At End of Year) as of December 31, 2003	9

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402-1844
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee

Robinson Companies Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Robinson Companies Retirement Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 22, 2004

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Noninterest bearing cash	$31,256	$365
Participant directed investments, at fair value	117,270,172	80,739,617

	117,301,428	80,739,982

Contributions receivable:
Employer	7,715,651	6,165,620
Participant	27,307	274,657
Accrued income	16,264	6,670

Net assets available for benefits	$125,060,650	$87,186,929

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employer	$12,791,154	$10,465,937
Participant	8,600,598	8,410,120
Rollover	529,513	213,427
Net realized and unrealized appreciation in fair value of investments	22,088,670
Interest and dividend income	571,420	1,543,673

Total additions	44,581,355	20,633,157

DEDUCTIONS—
Deductions to net assets attributed to:
Net realized and unrealized depreciation in fair value of investments		14,556,056
Benefits paid to participants	6,610,551	6,803,734
Administrative fees	97,083	72,571

Total deductions	6,707,634	21,432,361

NET INCREASE (DECREASE)	37,873,721	(799,204)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	87,186,929	87,986,133

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$125,060,650	$87,186,929

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

General—C.H. Robinson Worldwide, Inc. (the “Company”) established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Operation of the Plan—The Plan is administered by officers/employees of the Company (the “Advisory Committee”). American Express Trust Company (“American Express” or the “trustee”) is the trustee and recordkeeper of the Plan. American Express is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to former participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company. All administrative expenses paid by the Plan are paid first from forfeitures.

Company Contributions—The Company makes both a discretionary profit sharing contribution and an employer matching contribution. The Board of Directors determines the Company’s annual contribution to the Plan on a discretionary basis. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income. The formula for the matching contribution is 100% of the first 4% of recognized compensation of total company eligible participants in 2003 and eligible participants other than Chicago Central employees in 2002. The formula for the matching contribution of the Chicago Central employees was 25% of 6% of total recognized compensation of eligible participants in 2002.

The profit sharing amount is equal to 5% of total recognized compensation of eligible participants for 2003 and 2002 (not including the Chicago Central Employees for 2002).

Participation and Vesting—Each employee who has completed 1,000 hours of service within the plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit sharing portion of the plan on the first day of the following January or July. Each employee who has completed 60 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings portion of the Plan.

Each participant may contribute up to 50% of his or her annual salary to the Plan. The Plan has an automatic enrollment feature, which allows the employee to set the deferral rate annually at the beginning of the plan year. The discretionary employer matching contribution is made by the plan employer. Amounts forfeited by former participants are first used to pay expenses and then may be allocated to each participant based on compensation during the year. Employer profit sharing contributions vest over a five-year cliff vesting schedule. Participants are 100% vested in their contributions as well as employer matching contributions at all times.

When the participant has completed the following years of vesting service:	The vested portion of the participant’s employer profit sharing account will be:
Less than 5 years	0%
5 years or more	100%

A participant’s account is fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment; if the Plan is terminated; or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Participant Notes Receivable—Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with market-prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Distribution of Benefits—Upon termination of employment, retirement, reaching age 59 1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment.

2.	INVESTMENT OPTIONS

Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into eight different investment funds, the Company’s stock, or into self directed investment options.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2003	2002
AET Equity Index I	$27,493,960	$18,893,412
AET Income II	13,127,786	11,388,708
Putnam International Growth Fund A	16,062,863	11,253,569
FMI Woodland Small Cap Value Fund	15,550,656	11,068,395
Boston Partners Mid-Cap Fund X	13,500,663	8,681,090
AET Core Balanced II	11,888,272	8,596,127

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

AET Equity Balanced II	$5,980,492
FMI Woodland Small Cap Value Fund*	3,455,207
Boston Partners Mid-Cap Fund	3,438,730
Putnam International Growth Fund A*	3,390,028
AET Core Balanced II	1,787,763
Pimco Opportunity Fund*	1,094,272
C.H. Robinson Retirement Co.’s Self-Directed Account	899,647
C.H. Robinson Worldwide Inc. common stock	856,327
Phoenix-Seneca Mid-Cap “Edge” Fund	657,046
AET Income II	496,068
Duncan Hurst Aggressive Growth Fund	33,090

Net appreciation of investments	$22,088,670

*	Fund to be replaced in fiscal year 2004 with alternative options.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments—Investments are recorded at fair market value as determined by the trustee through reference to published market data. Investment income represents earned interest and dividends. Net appreciation consists of realized gains or losses and unrealized appreciation and depreciation. Realized gains or losses are computed based on the difference between the sales proceeds and the fair values of those investments at the beginning of the year, or the cost if purchased during the year. Unrealized appreciation and depreciation is computed based on changes in the fair value of investments between years.

4.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The IRS has determined and informed the Company by a letter dated April 10, 2002, that the Plan was designed in accordance with applicable IRC requirements. The Plan is tax exempt, and the Company and plan administrator believe that it is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

The Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

6.	PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the accounts managed by American Express qualify as exempt party-in-interest transactions. The Plan offers the Company’s stock as an investment option, which is also an exempt party in interest transaction.

7.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * * *

SUPPLEMENTAL SCHEDULE

ROBINSON COMPANIES RETIREMENT PLAN

SCHEDULE H, PARTY IV, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2003

(EIN #41-0680048) Plan #001

Description	Historical Cost**	Current Value

AET Income II*		$13,127,786

AET Core Balanced II*		11,888,272

AET Equity Index I*		27,493,960

AET Money Market II*		62,481

FMI Woodland Small Cap Value Fund		15,550,656

Pimco Opportunity Fund		3,823,009

Phoenix-Seneca Mid-Cap “Edge” Fund		4,098,885

Putnam International Growth Fund A		16,062,863

Boston Partners Mid-Cap Fund		13,500,663

C.H. Robinson Worldwide Inc. common stock*		5,260,619

C.H. Robinson Retirement Co.’s Self Directed Account		3,557,233

Participant Notes Fund, 4.0% to 10.5%, 2/29/04 – 10/31/2012*		2,843,745

		$117,270,172

*	Party-in-interest investment
**	Historical cost is omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Chad M. Lindbloom
Chad M. Lindbloom Chief Financial Officer

Date: July 28, 2004